May 7, 2019

Stewart Butterfield
Chief Executive Officer
Slack Technologies, Inc.
500 Howard Street
San Francisco, CA 94105

       Re: Slack Technologies, Inc.
           Registration Statement on Form S-1
           Filed April 26, 2019
           File No. 333-231041

Dear Mr. Butterfield:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Risk Factors, page 13

1. We note in your response letter dated May 6, 2019 that you disavow Mr. Palihapitiya's comparisons of Slack to other high-profile public companies. Please include a risk factor that:
         highlights the potential Section 5 violation that could result from Mr. Palihapitiya's statements;
         focuses on Mr. Palihapitiya's comments and your position disavowing comparisons of
           Slack to other high-profile public companies; and specifically addresses Mr. Palihapitiya's assertions that you will not have to spend
           substantial amounts of money on sales and marketing to grow your business.
 Stewart Butterfield
FirstName LastNameStewart Butterfield
Slack Technologies, Inc.
Comapany NameSlack Technologies, Inc.
May 7, 2019
May 7, 2019 Page 2
Page 2
FirstName LastName
RSU Sales, page 57

2. Clarify that your estimate of the number of shares to be sold to cover the tax withholding on RSUs that vest and settle contemporaneously with the opening of trading is based upon the estimated opening price for the shares on the NYSE, and because that price will not be known until trading commences, the share amounts are solely based upon the most recently completed independent common stock valuation report. Disclose that price.
         Further disclose that after effectiveness, but one day prior to the commencement of trading on the NYSE, the company will revise its estimates of the number of shares expected to be sold to fund the tax amounts based upon the NYSE's published reference price.
Plan of Distribution, page 167

3. Clarify how the role of the seven associate financial advisors differs from your three principal financial advisors. Describe the "certain matters relating to [your] listing" that these advisors are being engaged to advise and assist.
4. Disclose the fair value per share derived from the latest independent valuation report that
         Morgan Stanley and your other financial advisors will provide the DMM prior to the opening of trading on the NYSE.
General

5. Please clarify that your "10,000,000+ Worldwide Daily Active Users" daily active users when first referenced in your graphics at the forefront of your prospectus include paying and non-paying users. With respect to the testimonials you include beginning on page
         105, supplementally provide us with consents for the individuals quoted.
6. You supplementally provided us with estimated preliminary results for the three months ended April 30, 2019 that you plan to include in your next amendment. Please ensure that any recent development disclosures include a balanced discussion of both revenues and a measure of income. Please also include a reconciliation for any preliminary non-GAAP measures presented. Please refer to Item 10(b) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Stewart Butterfield
Slack Technologies, Inc.
May 7, 2019
Page 3

        You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert
S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess,
Attorney-Adviser, at (202) 551-7951 or Larry Spirgel, Assistant Director, at
(202) 551-3815 with
any other questions.



FirstName LastNameStewart Butterfield                      Sincerely,
Comapany NameSlack Technologies, Inc.
                                                           Division of
Corporation Finance
May 7, 2019 Page 3                                         Office of
Telecommunications
FirstName LastName